UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 14)

Genomic Health, Inc
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,250
	8	SHARED VOTING POWER 10,476,240
	9	SOLE DISPOSITIVE POWER 41,250
	10	SHARED DISPOSITIVE POWER 10,476,240
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,517,490
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,476,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,476,240
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,476,240
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 14 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon exercise of Options as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 29,542,324 shares outstanding, as reported on the company’s SEC Form 10Q filed on November 8, 2011. Such percentage figures are calculated on the basis that the Options owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding Options are not deemed exercised.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	13,238	0.0%
667, L.P.	1,480,469	5.0%
Baker Brothers Life Sciences, L.P.	8,213,837	27.8%
14159, L.P.	226,741	0.8%
FBB Associates	173,897	0.6%
Baker/Tisch Investments, L.P.	194,161	0.7%
Julian C. Baker	41,250	0.1%
Total	10,517,490	35.6%

 By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Julian C. Baker is a Director of the Company.

The following transactions in Common Stock were effected by the entities noted below during the eighteen days preceding the filing of this statement. The transactions in common stock effected the nineteenth to sixtieth days are disclosed on the previous Schedule 13D filed on February 16, 2012. All transactions were effected in the over-the-counter market directly with a broker-dealer. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4 of 8 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
667, L.P.	2/21/2012	5,217	Purchase	27.9769
Baker Brothers Life Sciences, L.P.	2/21/2012	46,909	Purchase	27.9769
14159, L.P.	2/21/2012	1,238	Purchase	27.9769
667, L.P.	2/22/2012	638	Purchase	27.9811
Baker Brothers Life Sciences, L.P.	2/22/2012	5,511	Purchase	27.9811
14159, L.P.	2/22/2012	145	Purchase	27.9811
667, L.P.	2/23/2012	7,477	Purchase	28.1238
Baker Brothers Life Sciences, L.P.	2/23/2012	62,098	Purchase	28.1238
14159, L.P.	2/23/2012	1,639	Purchase	28.1238
667, L.P.	2/27/2012	4,270	Purchase	29.0306
Baker Brothers Life Sciences, L.P.	2/27/2012	36,881	Purchase	29.0306
14159, L.P.	2/27/2012	974	Purchase	29.0306
667, L.P.	2/28/2012	5,934	Purchase	29.1085
Baker Brothers Life Sciences, L.P.	2/28/2012	51,248	Purchase	29.1085
14159, L.P.	2/28/2012	1,353	Purchase	29.1085
667, L.P.	2/29/2012	19,552	Purchase	29.0581
Baker Brothers Life Sciences, L.P.	2/29/2012	156,902	Purchase	29.0581
14159, L.P.	2/29/2012	4,149	Purchase	29.0581
667, L.P.	3/1/2012	1,763	Purchase	29.4704
Baker Brothers Life Sciences, L.P.	3/1/2012	15,288	Purchase	29.4704
14159, L.P.	3/1/2012	405	Purchase	29.4704
667, L.P.	3/2/2012	10,972	Purchase	29.5205
Baker Brothers Life Sciences, L.P.	3/2/2012	91,459	Purchase	29.5205
14159, L.P.	3/2/2012	2,419	Purchase	29.5205
667, L.P.	3/5/2012	10,225	Purchase	29.9561
Baker Brothers Life Sciences, L.P.	3/5/2012	85,231	Purchase	29.9561
14159, L.P.	3/5/2012	2,254	Purchase	29.9561
667, L.P.	3/5/2012	8,372	Purchase	30.0688
Baker Brothers Life Sciences, L.P.	3/5/2012	69,783	Purchase	30.0688
14159, L.P.	3/5/2012	1,845	Purchase	30.0688

Page 5 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as reported herein, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company. Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1. Agreement regarding the joint filing of this statement.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2012

    By: /s/ Julian C. Baker

 Julian C. Baker

    By: /s/ Felix J. Baker

 Felix J. Baker

Page 7 of 8 Pages

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.0001 par value, of Genomic Health, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

March 5, 2012

    By: /s/ Julian C. Baker

 Julian C. Baker

   By: /s/ Felix J. Baker

Felix J. Baker

Page 8 of 8 Pages